Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIOS

	Six Months Ended June 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006 (5)
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss)	71,043	$120,744	$(46,074)	$18,582	$(43,550)	$52,235
Less: income from equity investees	108	614	277	93	358	33
	70,935	120,130	(46,351)	18,489	(43,908)	52,202

Fixed charges (1):
Interest expense, gross (2)	23,534	54,904	70,311	94,177	100,935	17,785
Interest portion of rent expense	3,445	5,125	5,241	5,163	4,098	2,241

a) Fixed charges	26,979	60,029	75,552	99,340	105,033	20,026

b) Earnings for ratio (3)	$97,914	$180,159	$29,201	$117,829	$61,125	$72,228

Ratios:
Earnings to fixed charges (b/a)	3.6	3.0	— (4)	1.2	— (4)	3.6

Deficit of earnings to fixed charges	$—	$—	$(46,351)	$—	$(43,908)	$—

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.

(2)	Interest expense, gross, includes amortization of prepaid debt fees and discount.

(3)	Earnings for ratio consist of income (loss) from continuing operations before income taxes, less income (loss) from equity investees, plus fixed charges.

(4)
Due to Itron's losses for the years ended December 31, 2009 and 2007, the coverage ratio was less than 1:1. Additional earnings of $46,351 and $43,908 would have been needed to achieve a coverage ratio of 1:1 in each of those respective periods.

(5)
On January 1, 2009, we adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (FSP 14-1) relating to our convertible senior subordinate notes issued in August 2006. (The guidance in FSP 14-1 is now embedded within Accounting Standards CodificationTM (ASC) 470-20). We used the SEC staff's Alternative A transition election for presenting prior financial information, and therefore the financial information as of and for the year ended December 31, 2006 has not been adjusted and is not comparable to the financial information as of and for the years ended December 31, 2010, 2009, 2008, and 2007.